SUB-ITEM 77C:
Matters submitted to a vote of security holders

During the six month period ended June 30, 2012, the stockholders of the Brookfield Global Listed Infrastructure Income Fund Inc. voted on the following proposals at a stockholder meeting on May 22, 2012.  The description of the proposal and number of shares voted are as follows:

	Shares Voted For	Shares Voted Against	Shares Voted Abstain
1 To elect to the Fund’s Board of Directors Rodman L. Drake	26,412,018	—	806,328